Exhibit 12

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Nine months ended September 30, 2015
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$5,343
Plus:
Interest and other financial charges included in expense(b)	6,332
One-third of rental expense(c)	363
Adjusted "earnings"	$12,038

Fixed charges:
Interest and other financial charges included in expense(b)	$6,332
Interest capitalized	18
One-third of rental expense(c)	363
Total fixed charges	$6,713

Ratio of earnings to fixed charges	1.79

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.